Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

July 29, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Foundation Medicine, Inc.

Draft Registration Statement on Form S-1

Submitted June 24, 2013

CIK No. 0001488613

Dear Mr. Reynolds:

This letter is being submitted on behalf of Foundation Medicine, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on June 24, 2013 (the “Draft Registration Statement”), as set forth in your letter dated July 22, 2013 addressed to Michael J. Pellini, M.D., President, Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

To assist the Staff of the Commission in the review of the Company’s response letter we have enclosed the following:

1.	A copy of the Company’s slide presentation for its testing-the-waters meetings conducted with potential investors in reliance on Section 5(d) of the Securities Act, attached hereto as Exhibit A;

2.	A copy of the Miller VA et al. study, “Use of next-generation sequencing (NGS) to identify actionable genomic alterations (GA) in diverse solid tumor types: The Foundation Medicine (FMI) experience with 2,200+ clinical samples” (the “ASCO Poster”), attached hereto as Exhibit B; and

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]

Mr. John Reynolds

United States Securities and Exchange Commission

July 29, 2013

3.	A draft of Exhibit 5.1 to the Registration Statement, attached hereto as Exhibit C, which will be completed and filed with a future amendment to the Registration Statement.

The Company respectfully requests that the Staff return to us this letter and the information provided pursuant to Exhibit A pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for the information provided pursuant to Exhibit A of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern

Arthur R. McGivern, Esq.

Enclosures

cc:	Michael J. Pellini, M.D., President & Chief Executive Officer, Foundation Medicine, Inc.

Robert W. Hesslein, Esq., Senior VP & General Counsel, Foundation Medicine, Inc.

Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Daniel A. Lang, Esq., Goodwin Procter LLP

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]

Exhibit A

Testing-the-Waters Presentation

[*]

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]

Exhibit B

ASCO Poster

(see attached)

Confidential treatment requested under 17 C.F.R. § 200.83 (1992) for portions indicated by [*]